UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNSTREET SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10320 W McDowell Rd, Bldg F, Suite 6018
(No. and Street)

Avondale	AZ	85392
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Haddad 800-823-1822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MUNIB (MIKE) HADDAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNSTREET SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Munib Haddad
Signature

CEO
Title

Notary Public

Devin Mackenzie Callahan
Notary Public
Maricopa County, Arizona
My Comm. Expires 11/30/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunstreet Securities, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

Table of Contents

Sunstreet Securities, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2019

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Sunstreet Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sunstreet Securities, LLC as of December 31, 2019, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sunstreet Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sunstreet Securities, LLC's management. Our responsibility is to express an opinion on Sunstreet Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sunstreet Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Sunstreet Securities, LLC's financial statements. The supplemental information is the responsibility of Sunstreet Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

We have served as Sunstreet Securities, LLC's auditor since 2019.

Bloomingdale, IL

February 28, 2020

Sunstreet Securities, LLC

Financial Statements

For the Year-ended December 31, 2019

Sunstreet Securities, LLC
Statement of Financial Condition
As of December 31, 2019

ASSETS

Current assets:		
Cash and cash equivalents	$	8,258
Accounts receivable		42,004
Deposits		25,220
Total current assets		75,482
Property and equipment, net (Note 4)		1,037
Total assets	$	76,519

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	35,106
Total current liabilities		35,106
Member's equity:		
Member's capital		54,000
Retained Losses		12,587
		41,413
Total liabilities and member's equity	$	76,519

The accompanying notes are an integral part of these financial statements.

Sunstreet Securities, LLC
Statement of Operations
For the Year-Ended December 31, 2019

Revenue:		
Sales commission revenue	$	297,339
Mutual funds sales revenue		185,001
Advisory services fee income		91,194
Other income		77,150
Total revenue	$	650,684
Expenses:		
Regulatory and licensing Fees		36,951
Commission and fee Expense		436,381
Technology and communication		11,165
Professional and consulting fees		1,200
Depreciation Expense		1,562
Office lease and expenses		24,540
Payroll Expenses		28,322
Travel and business promotion		1,876
General and administrative expenses		2,069
Total expenses	$	544,066
Net Income	$	106,618

The accompanying notes are an integral part of these financial statements.

Sunstreet Securities, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2019

Cash flows from operating activities:		
Net Income	$	106,618
Adjustments to reconcile income to net cash provided by operations:		
Depreciation expense		1,562
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivalbe		-16,667
Deposit		142
(Increase) decrease in liabilities:		
Accounts payable		9,799
Net cash used by operating activities		101,454
Cash flows from investing activities:		
Purchase of property and equipment		
Net cash used by investing activities		0
Cash flows from financing activities:		
Distribution to member		104,500
Net cash used by financing activities		104,500
Net change in cash		-3,046
Cash, beginning of the year		11,304
Cash, end of the year	$	8,258

The accompanying notes are an integral part of these financial statements.

Sunstreet Securities, LLC
Statement of Changes in Member's equity
For the Year-Ended December 31, 2019

	Member's Capital	Retained Losses	Total Member's Equity
Balance at December 30, 2018	$ 54,000	$ (14,705)	$ 39,295
Distributions		(104,500)	(104,500)
Net income		106,618	106,618
Balance at December 31, 2019	$ 54,000	$ (12,587)	$ 41,413

The accompanying notes are an integral part of these financial statements.

Sunstreet Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2019

1. ORGANIZATION

Sunstreet Securities, LLC (the Company), was registered under the laws of the state of Arizona in January 2006. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to institutional and retail customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company is located in Avondale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144")*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. There were no impairments during the year ended December 31, 2019.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On January 2006, the Company elected to be taxed as a single member LLC. Subsequently, On January 2013 the Company elected to be taxed under subchapter S of the Internal Revenue Code. All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no tax positions which must be considered for disclosure.

Penalties and interest assessed by income taxing authorities are included in operating expenses.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

3. NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate

the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions, mutual funds sales, and advisory service fees. Such revenues are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Receivables

Amounts due from clearing firms are considered fully collectible; therefore, it was not considered necessary to establish an allowance for doubtful accounts.

4. FURNITURE AND EQUIPMENT

Office Furniture and equipment	$ 14,811
Less: Accumulated depreciation	(13,774)
At December 31, 2019:	$ 1,037

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2019 was $1,562.

5. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases/Related Party

The Company does not maintain any lease commitments as of December 31, 2019. The Company however pays ongoing month to month office lease to a holding business entity to which the Company's member has ownership interest.

Risk Deposit

On January 13, 2012 the Company entered into a fully disclosed clearing agreement with RBC Capital markets LLC. Beginning January 13, 2012, the Company was required to place a risk deposit of $15,000 with RBC Capital Markets LLC. Consistent with the terms of the Agreement. Subsequently, the Company was required to make additional 12 monthly deposits beginning in January 2014 and ending in December 2014 for the amount of $833 each month. As of December 31, 2019, the Company had a risk deposit balance of $25,000 with RBC Capital Markets LLC.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2019, the Company had no cash deposits in excess of the FDIC coverage.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital. At December 31, 2019, the Company had net capital of $40,156 which was $35,156 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was 87.42%

8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of

such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9. SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2019, the Company had SIPC net operating revenue $170,995 with a general assessment of $256. The Company plans to pay the assessment timely.

10. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2020, which is the date the financial statements were available to be issued.

Sunstreet Securities, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2019

Sunstreet Securities, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Computation of Net Capital

Total Stockholder's Equity	$	41,413
Non-Allowable Assets	$	1,257
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	40,156

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	2,340
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	35,156

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	35,106
Percentage of Aggregate Indebtedness to Net Capital		87.42%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2019	$	40,156
Adjustments		
Increase (Decrease) in Equity	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	40,156
Reconciled Difference	$	-

Sunstreet Securities, LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $40,156 which was $35,156 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 87.42%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Sunstreet Securities, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2019

Independent Public Accountants Review Report on Sunstreet Securities, LLC's Exemption

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Sunstreet Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sunstreet Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sunstreet Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Sunstreet Securities, LLC stated that Sunstreet Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended without exception. Sunstreet Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sunstreet Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2020

Sunstreet Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Sunstreet Securities, LLC
10320 W. McDowell Rd., Bldg. F, Suite 6018
Avondale, AZ 85392

February 1, 2020

Michael Coglianese CPA, P.C.
125 E. Lake Street, Suite 303
Bloomingdale, IL 60108

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Sunstreet Securities, LLC,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 1, 2019 through December 31, 2019, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Mike Haddad
Managing Member
Sunstreet Securities, LLC

Sunstreet Securities, LLC

Supplementary Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(e)(4)

As of and for the Year-Ended December 31, 2019

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of Sunstreet Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Sunstreet Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Sunstreet Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Sunstreet Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sunstreet Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sunstreet Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2020

Sunstreet Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

SIPC Reconciliation

Form	Filing Date	Amount Paid	Check Number	Filed/Paid To
SIPC 6	07/26/2019	$124.00	1249	SIPC
SIPC7	01/31/2020	$132.00	1308	SIPC
Total		$256.00		
Amount Due per Reconciliation		$0.00		
Overpayment (Underpayment)		$0.00		